Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 18, 2012

Relating to Preliminary Prospectus dated July 9, 2012

Registration No. 333-180280

DURATA THERAPEUTICS, INC.

7,500,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated July 9, 2012 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-180280) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered	7,500,000 shares

Common stock to be outstanding after this offering	17,240,363 shares

Option to purchase additional shares	1,125,000 shares

Initial public offering price	$9.00 per share

Net proceeds	Approximately $62.3 million, after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $71.8 million.

Use of proceeds	We intend to use the net proceeds from this offering to complete the clinical development of, to seek marketing approval in the United States and the European Union for and, if approved for the treatment of patients with abSSSI, to fund commercial activities in the United States and Western Europe for dalbavancin, for the scale up of the manufacturing of dalbavancin, to pursue the development of dalbavancin in additional indications and for working capital and other general corporate purposes, which may include the in-licensing or acquisition of other products or technologies.

Pro forma as adjusted financial data	Giving effect to this offering, as of March 31, 2012, our pro forma as adjusted balance sheet data would have been as follows (in thousands):

	Cash and cash equivalents	$87,629
	Working capital	84,505
	Total assets	111,403
	Long-term debt	—
	Redeemable portion—preferred stock	—
	Common stock	172
	Preferred stock	—
	Additional paid-in capital	140,716
	Accumulated deficit during the development stage	(53,019)
	Total stockholders’ equity	87,869

	Giving effect to this offering, as of March 31, 2012, our pro forma as adjusted total capitalization would have been approximately $87.9 million.

Giving effect to this offering, our pro forma net tangible book value as of March 31, 2012 would have been $65.7 million, or $3.82 per share. This represents an immediate increase in pro forma net tangible book value per share of $3.47 to existing investors and immediate dilution of $5.18 in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Potential purchases by existing principal stockholders

Our existing principal stockholders, Domain Associates, New Leaf Ventures II, L.P., Aisling Capital III, LP, Sofinnova Venture Partners VII, L.P. and Canaan VIII L.P., and their affiliated entities, have indicated an interest in purchasing an aggregate of up to approximately $34.4 million in shares of our common stock in this offering at the initial public offering price. At the initial public offering price of $9.00 per share, these stockholders would purchase an aggregate of up to 3,823,528 of the 7,500,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch at 222 Broadway, 7th Floor, New York, NY 10038, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com or by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, via telephone: +1 (800) 221-1037, or by e-mail: newyork.prospectus@credit-suisse.com.

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